[Community Health Systems Letterhead]

March 8, 2005

Via Electronic Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Community Health Systems, Inc. Registration Statement No. 333-122979

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Community Health Systems, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 a.m. EST on March 9, 2005, or as soon thereafter as it is practicable.

        Community Health Systems, Inc. acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve Community Health Systems, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and Community Health Systems, Inc. may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
COMMUNITY HEALTH SYSTEMS, INC.
By:	/s/ RACHEL A. SEIFERT Rachel A. Seifert, Esq. Senior Vice President, Secretary and General Counsel